UNITED STATES OF AMERICA
                  BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

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IN THE MATTER OF
NATIONAL FUEL GAS COMPANY,                           2nd CERTIFICATE
SENECA INDEPENDENCE PIPELINE COMPANY,                PURSUANT TO RULE 24
NIAGARA INDEPENDENCE MARKETING COMPANY,
ET AL.
FILE NO. 70-9117
(Public Utility Holding Company Act of 1935)

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         This is to  certify,  pursuant  to Rule 24  under  the  Public  Utility
Holding Company Act of 1935, as amended, that the transactions referred to below have been carried out in accordance with the terms and conditions of and for the
purpose   represented  by  the   Declarations   of  National  Fuel  Gas  Company
("National"), Seneca Independence Pipeline Company ("Seneca"), and Niagara Independence Marketing Company ("Niagara"), et al., as amended, in the above file and pursuant to the Order, dated March 13, 1998, of the Securities and Exchange Commission with respect thereto ("Order").

         The  following  exhibits  are  attached  to and  made a  part  of  this
Certificate:

         Exhibit A - Income  Statement of Seneca for the quarter ended
                     June  30,  1998  (Confidential   Treatment  Requested
                     Pursuant to Rule 104(b)).

         Exhibit B - Balance Sheet of Seneca as of June 30, 1998 (Confidential
                     Treatment Requested Pursuant to Rule 104(b)).

         Exhibit C - Income Statement of Niagara for the quarter ended June 30,
                     1998 (Confidential Treatment Requested Pursuant to Rule 104(b)).

         Exhibit D - Balance Sheet of Niagara as of June 30, 1998 (Confidential
                     Treatment Requested Pursuant to Rule 104(b)).

         Exhibit E - Seneca's Allocated Share of the Profits/Losses of
                     Independence  Pipeline  Company for the quarter ended
                     June  30,  1998  (Confidential   Treatment  Requested
                     Pursuant to Rule 104(b)).

         Exhibit F - Niagara's  Allocated Share of the  Profits/Losses of
                     DirectLink Gas Marketing Company for the quarter ended June 30, 1998 (Confidential Treatment Requested Pursuant to Rule 104(b)).


         IN  WITNESS  WHEREOF,  the  undersigned   companies  have  caused  this
Certificate to be executed this 16th day of August, 1999.

                                     NATIONAL FUEL GAS COMPANY


                                     By: /s/ James R. Peterson
                                        --------------------------------------
                                        J. R. Peterson
                                        Assistant Secretary

                                     SENECA INDEPENDENCE PIPELINE
                                     COMPANY


                                     By: /s/ James R. Peterson
                                        --------------------------------------
                                        J. R. Peterson
                                        Secretary

                                     NIAGARA INDEPENDENCE MARKETING
                                     COMPANY


                                     By: /s/ William M. Petmecky
                                        --------------------------------------
                                        W. M. Petmecky
                                        Secretary